FOR IMMEDIATE RELEASE              Contact:  Cedric Burgher
January 23, 2002                             Vice President, Investor Relations
                                             713-676-4608

                                             Wendy Hall
                                             Manager, Media Relations
                                             713-676-5227


          HALLIBURTON FOURTH QUARTER 33 CENTS EPS CAPS OUTSTANDING YEAR


DALLAS, Texas -- Halliburton Company (NYSE:HAL) reported today 2001 fourth quarter net income from continuing operations of $141 million ($0.33 per diluted share) and $551 million ($1.28 per diluted share) for the full year. Total net income was $139 million ($0.32 per diluted share) for the 2001 fourth quarter. Discontinued operations for the 2001 fourth quarter included $2 million after-tax for asbestos-related expenses ($0.01 per diluted share).

Revenues from continuing operations were $3.2 billion in the 2001 fourth quarter, essentially the same as a year ago. Operating income of $272 million for the quarter was up significantly over last year. Compared to the record 2001 third quarter, revenues and operating income decreased by $219 million and $70 million, respectively, due to softening petroleum industry conditions.

"Both the Energy Services Group and Engineering and Construction Group finished 2001 on a strong note" said Dave Lesar, chairman, president and chief executive officer, Halliburton. "Within the Energy Services Group, Halliburton Energy
Services and Landmark Graphics had excellent quarterly results despite the decline in customer activity within the United States during the 2001 fourth quarter. The Engineering and Construction Group's fourth quarter was particularly noteworthy in terms of profitability and the Group ended the year with a strong backlog. Halliburton is well positioned as we move into what could be a challenging 2002. We were disappointed that excellent operational results were overshadowed by the market's overreaction to asbestos news, but believe that our patient investors will be rewarded."

                                     -more-

Halliburton Company\Page 2


2001 Fourth Quarter Segment Results

The Energy Services Group segment posted 2001 fourth quarter revenues of $2.2 billion, representing an eight percent increase compared to the 2000 fourth quarter. Within the Energy Services Group, revenues at Halliburton Energy
Services increased eight percent compared to the 2000 fourth quarter and increased across all geographic regions. Compared to the 2001 third quarter, the Energy Services Group revenues decreased by 21 percent in the United States, while international revenues increased by six percent.

Operating income for the Energy Services Group segment was $227 million, an increase of 18 percent from the 2000 fourth quarter. Operating margins increased by almost one percent for the comparable period. Halliburton Energy Services operating income increased 46 percent compared to the 2000 fourth quarter and decreased about 19 percent compared to the 2001 third quarter. Halliburton Energy Services operating margins were 15 percent compared to 11 percent a year earlier. Landmark Graphics delivered another strong performance in revenues and profit during the 2001 fourth quarter. Excellent results at Halliburton Energy Services and Landmark Graphics were partially offset by lower results for the rest of the segment.

The Engineering and Construction Group's 2001 fourth quarter revenues were $1 billion, down from the $1.2 billion reported in the 2000 fourth quarter, due to the completion of several large projects earlier in the year. Operating income of $61 million for the 2001 fourth quarter resulted in a margin of over six percent, contrasted with a loss from operations in the prior year quarter and up from less than four percent sequentially. The results for the 2001 fourth quarter benefited from continued excellent performance on several large contracts, as well as milestone job performance awards and resolution of claims on several other contracts. The 2000 fourth quarter results included $157 million recorded for job losses and $36 million related to restructuring the Engineering and Construction Group.

Backlog

Backlog for the Company finished the year at $9.9 billion, up from $9.4 billion at the beginning of the year. At December 31, 2001, backlog comprised $7.4 billion for the Engineering and Construction Group and $2.5 billion for the Energy Services Group.

Discontinued Operations

The 2001 fourth quarter net loss from discontinued operations was $2 million after-tax, which reflects asbestos-related expenses of previously disposed businesses. In the 2000 fourth quarter, net income from discontinued operations was $26 million, reflecting contributions by the Dresser Equipment Group, which was sold in April 2001.

                                     -more-

Halliburton Company\Page 3


Technology and Significant Achievements

Halliburton has recently announced a number of advances in technology and new contract awards including:

     o Halliburton KBR and its joint venture partners were awarded the engineering, procurement, and construction contract for a liquefied natural gas (LNG) project, in the Egyptian port of Damietta, by SEGAS, Union Fenosa's special purpose operating company in Egypt. The project, estimated at approximately $1 billion, calls for the development of a single train LNG complex (with an option for a second train) with a capacity of approximately 5 million tons per annum. LNG has been a major part of Halliburton KBR business for over 25 years and this win reaffirms Halliburton KBR as the industry LNG leader.

     o Halliburton Energy Services continued to set new ultra-deepwater world records at Unocal Corporation's Trident prospect in Alaminos Canyon, Block 903, in the Gulf of Mexico. Halliburton's cementing, drilling fluid, directional drilling, logging-while-drilling, surface data logging, and real-time operations services help set the latest record in 9,727 feet of water. This work demonstrates Halliburton's commitment to providing cutting-edge technology that helps conquer the hurdles encountered on the ultra-deepwater exploration frontier.

     o The Energy Services Group further expanded its industry leading Real Time Operations strategy. Since inception Halliburton has deployed over 180 remote satellite units in 12 countries. Using high-speed two-way data networks and satellite technology, Real Time Operations enable operators to remotely monitor and control well construction and operations. The result is better decision making, considerable time savings, and increased productivity as well as better job quality and safety. During the year, Halliburton executed 7,200 jobs using real time operations, as compared to 1,700 jobs in 2000.

     o Halliburton, through Enventure, its joint venture with Shell Technology Ventures Inc., installed record numbers of solid expandable tubulars, both in terms of feet and connections, during the fourth quarter of 2001. Applying a specially patented process, solid expandable tubular technology enables drillers to use fewer bore sizes in order to reduce costs, increase recoverable reserves and production rates, and reduce environmental risk.

     o Landmark Graphics' application services and data services provider, GrandBasin, was awarded a three-year E&P data management contract by Shell Exploration and Production Company. The scope of the work includes management of more than two terabytes of Shell seismic data using PetroBank(TM), the most advanced data management system in the E&P industry, and online access to GrandBasin's Web-based Surf and Connect(TM) application. In addition, Landmark was awarded a four-year

                                     -more-

Halliburton Company\Page 4


         E&P data management contract to provide technology, support and consulting services for Brazil's National Petroleum Agency.

     o A consortium of Halliburton KBR, Chiyoda Corporation and Mitsubishi Corporation of Japan, was awarded a contract for the engineering, procurement, and construction of an ethylene plant for Jubail United Petrochemical Company. The one million tons per year plant will be one of the largest grassroots crackers built in Saudi Arabia and is the first of a new generation of plants with this capacity in the Middle East.

     o The Halliburton KBR-led consortium, FASTTRAX, has signed a contract with the U.K. Ministry of Defence to provide a fleet of 92 new heavy equipment transporters (HET), to the British Army, each capable of carrying the 72-ton Challenger II tank at speeds of up to 50mph to the frontline during military operations. Under the $357 million, 20-year Public Finance Initiative contract, FASTTRAX will own, operate and maintain the HET fleet and provide heavy equipment transportation services to the Army.

     o Halliburton KBR Government Operations division has been awarded the U.S. Army Logistics Civil Augmentation Program (LOGCAP) III contract. LOGCAP provides the military with additional capabilities to rapidly support and augment the logistic requirements of deployed forces through use of a civilian contractor. LOGCAP III is a 10-year Task Order contract, with a one-year base period and nine one-year options. During the past decade, Halliburton KBR has provided more than $2.5 billion in support services to deployed forces under LOGCAP I and the subsequent Balkans contracts awarded to the Company.

     o Halliburton KBR and JGC have been awarded a contract to provide Front-End Engineering Design for the terminal portion of Guangdong LNG's Terminal and Trunkline Project's proposed Chinese LNG project in southern China. The overall project, estimated at approximately U.S. $600 million, comprises an LNG receiving terminal and a 300km natural gas distribution pipeline system. This project is the first of its kind in China and reinforces Halliburton KBR's position as the world's leading provider of LNG terminal design services.

     Halliburton, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

                                     -more-

Halliburton Company\Page 5


NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the previous quarter ended September 30, 2001 for a more complete discussion of such risk factors.

                                     -more-

                                                          HALLIBURTON COMPANY
                                                   Consolidated Statements of Income
                                                              (Unaudited)
                                                            Quarter Ended               Twelve Months Ended
                                                             December 31                    December 31
                                                      --------------------------    -----------------------------
                                                        2001           2000            2001             2000
                                                      ----------    ------------    ------------    -------------
                                                              Millions of dollars except per share data
Revenues
Energy Services Group                                  $   2,168         $ 2,002       $   8,722       $ 6,776
Engineering and Construction Group                         1,004           1,191           4,324         5,168
                                                      ------------     -----------    -----------    ------------
    Total revenues                                     $   3,172         $ 3,193       $  13,046       $11,944
                                                      ============     ===========    ===========    ============

Operating income (loss)
Energy Services Group                                  $     227         $   192       $   1,015       $   582
Engineering and Construction Group                            61            (167)            143           (42)
General corporate                                            (16)            (18)            (74)          (78)
                                                      ------------     -----------    -----------    ------------
    Total operating income                                   272               7           1,084           462

Interest expense                                             (32)            (42)           (147)         (146)
Interest income                                                9               9              27            25
Foreign currency losses, net                                  (4)             (2)            (10)           (5)
Other nonoperating, net                                        -               -               -            (1)
                                                      ------------     -----------    -----------    ------------

Income (loss) from continuing operations before
    income taxes, minority interests, and change
    in accounting method                                     245             (28)            954           335

(Provision for) benefit from income taxes                    (99)             11            (384)         (129)
Minority interest in net income of subsidiaries               (5)             (4)            (19)          (18)
                                                      ------------     -----------    -----------    ------------
Income (loss) from continuing operations
    before change in accounting method                       141             (21)            551           188
Discontinued operations, net
    Income (loss) from discontinued operations                (2)             26             (42)           98
    Gain on disposal of discontinued operations                -               -             299           215
                                                      ------------     -----------    -----------    ------------
    Income (loss) from discontinued operations                (2)             26             257           313
                                                      ------------     -----------    -----------    ------------
Cumulative effect of accounting change                         -               -               1             -
                                                      ------------     -----------    -----------    ------------
Net income                                             $     139         $     5       $     809       $   501
                                                      ============     ===========    ===========    ============

Basic income (loss) per share:
Continuing operations                                  $    0.33         $ (0.05)      $    1.29       $  0.42
Discontinued operations, net
    Income (loss) from discontinued operations             (0.01)           0.06           (0.10)         0.22
    Gain on disposal of discontinued operations                -               -            0.70          0.49
                                                      ------------     -----------    -----------    ------------
    Income (loss) from discontinued operations             (0.01)           0.06            0.60          0.71
                                                      ------------     -----------    -----------    ------------
Net income                                             $    0.32         $  0.01       $    1.89       $  1.13
                                                      ============     ===========    ===========    ============

Diluted income (loss) per share:
Continuing operations                                  $    0.33         $ (0.05)      $    1.28       $  0.42
Discontinued operations, net
    Income (loss) from discontinued operations             (0.01)           0.06           (0.10)         0.22
    Gain on disposal of discontinued operations                -               -            0.70          0.48
                                                      ------------     -----------    -----------    ------------
    Income (loss) from discontinued operations             (0.01)           0.06            0.60          0.70
                                                      ------------     -----------    -----------    ------------
Net income                                             $    0.32         $  0.01       $    1.88       $  1.12
                                                      ============     ===========    ===========    ============

Basic average common shares outstanding                      429             435             428           442
Diluted average common shares outstanding                    430             435             430           446


                                                                  ###